

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

Jason J. Winkler
Chief Financial Officer
Motorola Solutions, Inc.
500 W. Monroe Street
Chicago, IL 60661

   Re: Motorola Solutions, Inc.
     Form 10-K For the Year Ended December 31, 2020
     Filed February 12, 2021
     File No. 001-07221

Dear Mr. Winkler:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing